

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2021

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
250 W. 1st Street, Suite 256
Claremont, CA 91711

   Re: My Racehorse CA LLC
     Offering Statement on Form 1-A
     Post-qualification Amendment No. 27
     Filed June 14, 2021
     File No. 024-10896

Dear Mr. Behrens:

   This is to advise you that we do not intend to review your amendment.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Cara Wirth at (202) 551-7127 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Christopher Tinen